Exhibit 22

ANDERSON FAMILY SHAREHOLDER AGREEMENT

Books-A-Million, Inc.

This Agreement is dated this 1st day of January, 2005, and is made by and among Charles C. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Terry C. Anderson, Clyde B. Anderson, and Harold M. Anderson (collectively, the “Shareholders” and individually, a “Shareholder”).

WITNESSETH

Shareholders own voting shares of the capital stock of Books-A-Million, Inc., a Delaware corporation (the “Corporation”), as well as several other corporations, including Anderson Media Corporation, a Delaware corporation; ANCO Far East Limited, a Hong Kong limited company; American Promotional Events, Inc., a Delaware corporation; C. R. Gibson, Inc., a Georgia corporation; Anderson Press Incorporated, an Alabama corporation; and The Clark Group, Inc., a Delaware corporation; and magazines.com Inc., a Delaware corporation (in fact, controlled indirectly by the Shareholders through ownership of AninMag, LLC and Anderson Media Corporation); and each successor to each such business entity, provided the Shareholders have the right or the voting power in fact to elect the majority of the Board of Directors of such successor (collectively, the Corporation and all these other named corporations and their defined successors are referred to herein as the “Requisite Affiliates”).

THIS AGREEMENT SHALL BE EFFECTIVE ONLY IF THE CORPORATION’S SHARES ARE NO LONGER PUBLICLY TRADED ON A SECURITIES EXCHANGE AND ANDERSON FAMILY MEMBERS HAVE THE VOTING POWER TO ELECT A MAJORITY OF THE BOARD OF DIRECTORS. UPON THE OCCURRENCE OF ANY SUCH EVENT, THE SHAREHOLDERS SHALL CAUSE THE CORPORATION TO BECOME A PARTY TO THIS AGREEMENT AND TO AGREE TO THE TERMS AND PROVISIONS HEREOF.

Shareholders desire to set forth certain practices and procedures relating to the ownership of shares of the Corporation, among which are the following:

a. The policies and procedures set forth herein apply to all shares in the Corporation owned by any Anderson Family Member. For purposes of this Agreement, an Anderson Family Member is defined as Charles C. Anderson, Joel R. Anderson and each of their respective lineal descendants.

b. Owners of shares in the Corporation must be either (i) persons who are directors and/or officers of the Corporation or (ii) Anderson Family Members who are directors and/or officers of one or more Requisite Affiliates or who have been an officer of the Corporation or a Requisite Affiliate for more than 20 years. The number of Corporation shares owned by an Anderson Family Member will be based on the individual’s length of service and contribution to the success of the Corporation as determined by the Corporation’s board of directors. The value of an individual’s contribution is measured over time and not specifically related to any one event or activity. An Anderson Family Member serving as the Corporation’s Chief Executive Officer will have significantly more shares than the average number of shares owned by other Anderson Family Members but in no event more than Thirty Three percent (33%) of the

Corporation’s outstanding shares. Persons who are directors or officers of the Corporation but who are not Anderson Family Members should not own more than Five percent (5%), in the aggregate, of the Corporation’s outstanding capital stock. Moreover, in no event should the Chief Executive Officer of the Corporation, his/her lineal descendants, and the management of the Corporation own, in the aggregate, more than Forty-Nine percent (49%) of the Corporation’s outstanding shares. Notwithstanding the foregoing limits on ownership of the Corporation’s outstanding capital stock, all existing ownership on the date of this Agreement is expressly approved. In cases where current ownership exceeds the foregoing limits, the Corporation’s Board of Directors will act to cure the excess over time as opportunities for transfers occur and circumstances warrant.

c. Anderson Family Members should be encouraged to seek employment with the Corporation or a Requisite Affiliate. After an Anderson Family Member becomes an officer of the Corporation, he/she should be given an opportunity to become an equity owner in the Corporation at such time and in such amount as such person’s ability and contribution warrant as determined by the Corporation’s Board of Directors. Once an Anderson Family Member owns shares in the Corporation, he/she should be given the opportunity to own shares in each of the Requisite Affiliates at such time and in such amount as such person’s ability and contribution warrant as determined by the Board of Directors of the Requisite Affiliate. Generally, such acquisitions should take place in such a manner as to dilute all other owners pro rata.

In addition to the foregoing, Shareholders and the Corporation have concluded after due deliberation that it is in their mutual best interest to restrict the transfer of their shares in certain instances and to provide for the purchase and sale of the Corporation’s shares under specified conditions, in particular the termination of a Shareholder’s involvement in the business of the Corporation and the Requisite Affiliates as hereinafter described. The right of the Corporation to acquire a Shareholder’s shares on the terms and conditions described herein is referred to as a “Call,” and the right of a Shareholder to sell his/her shares to the Corporation on the terms and conditions herein described is referred to as a “Put.” Shares being acquired by the Corporation pursuant to the exercise of a Put or a Call are referred to as “Redemption Shares”

NOW THEREFORE, in consideration of the mutual promises contained in this Agreement and other valuable consideration, the receipt of which is acknowledged, the parties to this Agreement agree as follows:

1. A Shareholder shall not sell, gift, transfer, assign, encumber or pledge, in whole or in part, or grant any option to purchase, any shares in the Corporation except as provided herein.

2. INTENTIONALLY OMITTED.

3. Except for a Shareholder who has been an officer of the Corporation or one or more Requisite Affiliates for 20 years or more, at any time after a Shareholder ceases to be a director, officer, or employee of the Corporation or a Requisite Affiliate, the Corporation shall have the right and option to Call, and the Shareholder or his/her successors shall have the right and option to Put, all (but not less than all) of the Shareholder’s shares in the Corporation, and if either the Call or the Put is exercised, the Shareholder shall sell, and the Corporation shall purchase, each such Redemption Share from the Shareholder or his/her successors at a price equal to the Current Per Share Value, as defined in Section 7 below. A Shareholder who has been an officer of the Corporation or one or more Requisite Affiliates for 20 years or more shall not be subject to the Call or Put provided in this Section 3 except in the case of death, but such Shareholder shall be subject to the Puts and Calls described in Sections 4 and 5 below. At any time after a Shareholder’s death, regardless of the Shareholder’s length of service to the Corporation or any Requisite Affiliate, the Call or Put set forth in this Section 3 may be exercised. A Shareholder who is not a director, officer or employee of the Corporation or a Requisite Affiliate but whose shares in the Corporation have not been Called or Put is eligible to be elected as a director or officer of the Corporation in the same manner as any other Shareholder.

4. When a Shareholder reaches age 65, the Corporation shall purchase, and the Shareholder shall sell, one half of such Shareholder’s shares in the Corporation, at the Current Per Share Value. Simultaneously with the transfer of the Redemption Shares pursuant to this Section 4, the Shareholder shall resign as Chief Executive Officer, if he/she is holding such office at such time. The Shareholder may be elected as Chairman of the Board or Chairman of the Executive Committee as the Board of Directors may determine.

5. When a Shareholder reaches age 70, the Corporation shall purchase, and the Shareholder shall sell, all of the Shareholder’s shares in the Corporation at the Current Per Share Value. In addition, the Shareholder shall resign as a director and from all offices held in the Corporation. The Corporation may retain the Shareholder as a consultant on such terms and conditions as the Corporation and the Shareholder may agree, except that the Shareholder may not own shares in the Corporation, serve as director, or hold office.

6. Promptly upon the exercise of a Put or a Call, the Corporation shall either (i) assign its rights to acquire the Redemption Shares, or (ii) offer to sell the Redemption Shares, in either case, as follows:

(a) To the Chief Executive Officer, provided he/she is an Anderson Family Member, until he/she has reached the Thirty-Three percent (33%) limit set forth above, then

(b) To other Anderson Family Members who are officers of the Corporation as the Board of Directors may determine, then

(c) To other Anderson Family Members who are not officers of the Corporation but are directors of the Corporation or directors or officers of one or more Requisite Affiliates until they reach parity with other Anderson Family Members who are not officers of the Corporation, then

(d) To all other Anderson Family Members who are directors or officers of one or more Requisites Affiliate in proportion to their ownership in the Corporation, then

(e) If any Redemption Shares remain, to the Anderson Family Members who accepted the offer to purchase shares pursuant to (d) above, in proportion to their purchase of shares pursuant to (d) above, which process shall be repeated until either all Redemption Shares have been sold or no additional offers are accepted.

Such offers shall be at the Current Per Share Value and such sales shall be closed simultaneously with the purchase of the Redemption Shares.

7. The Current Per Share Value shall be established annually by the Board of Directors of the Corporation within 120 days of the end of each fiscal year. In determining the Current Per Share Value, the Board of Directors shall first engage an independent business appraiser who is accredited by a nationally recognized organization of business valuation experts and who is experienced in valuing business types similar to the Corporation (the “Valuation Expert”). The Board will instruct the Valuation Expert that the valuation sought (the “Independent Valuation”) is to meet the test of “Fair Market Value” defined in IRS Rev. Rul. 59-60, taking into account the lack of marketability of the Corporation’s shares and the lack of control of any Shareholder’s ownership. In engaging the Valuation Expert, the Board will provide or cause the Corporation’s management to provide, in writing and subject to Board approval, such information as the Valuation Expert may require to prepare the Independent Valuation. Such information will include but not necessarily be limited to historical financial and operational information, current activities or events not reflected in the historical information, and management’s description of foreseeable future events, actions or prospects, including projected results of operations, and management’s best judgment of their probability of occurrence. The Board of Directors will review the Independent Valuation and the facts and assumptions used in calculating the Independent Valuation to confirm that they contain no material error or misstatement in the facts and assumptions used and that the valuation approach used is appropriate for the Corporation’s business type. The Independent Valuation approved by the Board shall be binding on each Shareholder and his/her heirs, successors and permitted assigns. The Current Per Share Value so determined shall be effective from the date of such determination and until the Current Per Share Value is re-determined thereafter as herein provided. However, if there is a event which results or is likely to result in a significant change in the Current Per Share Value, then the Current Per Share Value may, at the request of a selling Shareholder or the Corporation, be redetermined in the manner provided in this Section 7 to take such change into account, or if more than 9 months have elapsed since the Current Per Share Value was determined, then either the Corporation or the Shareholder can request that the Current Per Share Value be redetermined in the manner provided in this Section 7.

8. Purchase Terms and Conditions.

(a) Payment of Purchase Price. Except as may otherwise be provided in this Agreement, the purchase price of any shares purchased by the Corporation or its assigns shall be paid by certified or cashier’s check, or wire transfer, at the closing specified in subsection (b). If the purchase price exceeds Twenty Percent (20%) of the aggregate value of the Corporation’s outstanding shares (being the Current Per Share Value, as most recently determined, multiplied by the number of shares outstanding), the Corporation may, if deemed necessary or advisable by the Board of Directors, elect to pay the purchase price in excess of such Twenty Percent (20%) in no more than four (4) equal annual installments, the first of which shall be paid on the first anniversary of the closing specified in subsection (b), with interest on the deferred balance to accrue at the “prime rate” from time to time published in the Wall Street Journal plus 2%. In any event, if any payment to a Shareholder would cause a default under any loan agreement or other agreement for borrowed money to which the Corporation is a party, the Corporation shall have the right to defer such payment, which shall in all events continue to accrue interest at the stated

rate, until such time as the payment can be made without creating such default; provided however, the Corporation shall use its commercially reasonable best efforts to obtain a waiver of the loan provision(s) creating the default or to amend any such agreement so as to permit the payment to be made to the Shareholder without undue delay.

(b) Closing Date. The closing date shall be on or before the 30th day following the Corporation’s exercise of the Call or on or before the 60th day following the Shareholder’s exercise of the Put at a time, place, and date specified in a written notice from the Corporation to the Shareholder setting forth the purchase commitment. If this date is a Saturday, Sunday, or holiday, then the closing shall be held on the first business day thereafter.

(c) Closing. At the closing held pursuant to Subsection (b):

(i) The buyer(s) shall deliver to the Shareholder (or his/her successor in interest):

(A)	the payment specified in Subsection (a); and

(B)	an attorney’s opinion, in form and substance satisfactory to the Shareholder, that the purchase is an exempt transaction under the applicable federal and state securities laws.

(ii) The Shareholder (or his/her successor in interest) shall deliver to the buyer(s):

(A)	share certificates or other satisfactory transfer instruments for all the shares that are to be purchased with applicable documentary tax stamps affixed thereto, either duly endorsed in blank for transfer or with duly executed stock powers attached;

(B)	a certificate, dated as of the closing date, containing a representation and warranty that on the closing date the Shareholder has transferred, or caused to be transferred, to the buyer(s) good and marketable title to all the shares in question, free and clear of all claims, equities, liens, charges, and encumbrances; and

(C)	any other documents or agreements required by this Agreement or reasonably requested by the buyer(s).

9. In the event that Anderson Family Members holding not less than 2/3 of the Corporation’s outstanding shares desire to accept an offer to acquire all of the Corporation’s shares owned by the Anderson Family Members for a per share price greater than the Current Per Share Value, then those Anderson Family Members desiring to accept such offer shall have the right to “drag along” the remaining Shareholders to consummate such sale.

10. S Corporation Provisions. During the time the Corporation has in effect a valid election to be taxed as an S Corporation:

(a) A selling Shareholder’s pro rata amount of any taxes required to be paid by the Corporation under Section 1374 of the Internal Revenue Code and on excessive passive income under Section 1375 for the taxable year in which the sale takes place shall be deducted from the price to be paid for the shares, unless such amount was accrued on the fiscal year end balance sheet considered in establishing the Current Per Share Value for the sale by the selling Shareholder. If such amount is not known at the time of closing, then an estimated shall be made for the purpose of effecting the closing, and the actual amount of these taxes attributed to the selling Shareholder shall be calculated on the basis of the amount that would have been due if the Corporation’s taxable year had ended on the closing date. Any reconciliation of the estimate to the actual shall be paid within 30 days after the Corporation gives written notice of the actual amount, which notice shall be given not later than 30 days after the Corporation determines the actual amount. If not paid when due, the unpaid amount shall bear interest at the prime rate as announced in the Wall Street Journal from time to time until paid in full.

(b) The Corporation shall (i) not issue more than one class of stock, if such second class of stock would terminate the Corporation’s S election, (ii) use its best efforts to avoid a termination of its Subchapter S election, and (iii) in the event of a termination of the Subchapter S election, use its best efforts to distribute to each Shareholder his/her net share of its undistributed taxable income, to the extent permitted by law and consistent with its obligations to creditors, within the period when such a distribution will be considered a non-dividend distribution under the Internal Revenue Code then in effect.

(c) Shareholders owning a majority of the issued and outstanding shares of the Corporation may at any time and from time to time agree in writing to direct all Shareholders to consent to a revocation of the Corporation’s Subchapter S election, in which event every Shareholder shall within thirty (30) days thereafter execute and deliver to the Corporation a consent to a revocation of the election in a form meeting the requirements of the Internal Revenue Code.

(d) To the extent the Corporation may lawfully do so and may do so without creating a default under any loan agreement, note, bond, indenture or other agreement to which the Corporation is a party,

(i) the Corporation shall make distributions of cash to the Corporation’s shareholders in an aggregate amount for each taxable year of the Corporation which is not less than the federal and state income taxes payable by the shareholders on account of the income of the Corporation which is taxable to them, assuming that all such income will be taxed at the highest Federal and state rate applicable to the type of income involved; and

(ii) a Shareholder who sells his/her shares pursuant hereto shall nevertheless be entitled to receive, with respect to the Corporation’s taxable year in which such sale occurs, a distribution of cash which is not less than the federal and state income taxes payable with respect to the income for the year of sale allocated to him/her for federal income tax purposes, assuming that all such income will be taxed at the highest applicable federal and state rate, which distribution will be made not later than the filing date of the selling Shareholder’s federal income tax return in which such income is included.

(e) Each Shareholder agrees that he/she will not, without the consent of every other Shareholder, take any action, or make any transfer of his/her shares in the Corporation which will result in the termination or revocation of any S election in effect for the Corporation. Any Shareholder who causes or authorizes a revocation or transfer that terminates an S election shall be liable to the Corporation and to every other Shareholder for any and all damages, liabilities, or costs resulting directly and indirectly therefrom, including, without limitation, any additional federal or state tax liability incurred by the Corporation or any other Shareholder as a result of the improper revocation or termination, and any attorneys’ fees or other costs incurred in computing and collecting any such damages. If the Corporation obtains a waiver of any termination or revocation, the Shareholder shall nonetheless remain liable for any expense the Corporation incurs in obtain such waiver.

11. This Agreement shall be binding upon the parties hereto and their heirs, executors, administrators, personal representatives, successors, assigns, and any other transferee of a Shareholder, subject to any restrictions regarding any such transfers otherwise binding on such Shareholder or such shares. Each proposed transferee shall enter into this Agreement and be bound by the terms of this Agreement as a prerequisite to registration of any shares in the name of the transferee. Failure to sign shall not, however, in any way prevent this Agreement from being binding on the transferee.

12. This Agreement shall apply to all shares that are now or hereafter registered in the Corporation’s records in the name of each Shareholder. It shall also apply to any stock options and any warrants, stock conversion privileges, or any other share rights actually or beneficially now or hereafter owned by a Shareholder in the Corporation and all shares or rights to shares of any other Corporation into which such shares may be changed, or for which they may be exchanged, whether through reorganization, recapitalization, stock split-up, combinations of shares, merger, or consolidation. This Agreement shall also apply to all shares transferred by the Shareholder in accordance with this Agreement and the holders of any such shares.

13. The parties hereto understand and agree that irreparable injury would be caused to each Shareholder and the Corporation by failure to comply with the terms of this Agreement; that in the event of any actual or threatened default in or breach of any of the provisions in this Agreement the party or parties who are aggrieved thereby shall have the right to specific performance and/or an injunction, as well as monetary damages and any other appropriate relief in law or in equity which may be granted by any court in the United States of America; and that all such rights and remedies shall be cumulative and exclusive.

14. This Agreement shall in all respects be subject to, and governed by, the laws of the State of Alabama excluding only the conflicts of laws principles thereof, except to the extent the corporate laws of the state of incorporation of the Corporation apply.

15. The parties hereto expressly acknowledge that this Agreement constitutes the entire contract between the parties concerning transfer restrictions and buy-out rights of the Corporation’s shares and that, unless otherwise provided in this Agreement, any other agreements or understandings, oral or written, of any nature with respect to such matters are hereby superseded and revoked.

16. This Agreement shall not be modified or amended except by means of a writing signed by all the parties hereto.

17. This Agreement shall terminate upon the occurrence of one or more of the following events, or as otherwise provided by law:

(1) dissolution, bankruptcy, or receivership of the Corporation;

(2) the Corporation ceases to conduct all business operations;

(3) by mutual consent of the Shareholders and the Corporation;

(4) upon the issuance of any of the Corporation’s shares sold by means of a public offering that is required to be registered under the federal securities laws; or

(5) upon the transfer of all the shares of the Corporation in connection with a merger, consolidation, or share exchange except (i) a merger, consolidation, or share exchange which effects a mere change in the form or domicile of the corporation without changing the respective shareholdings of the Corporation’s shareholders and (ii) any merger or consolidation or other reorganization transaction in which the Shareholders continue to own a majority of the shares in the surviving entity.

Upon termination, the share certificates held by the Shareholders shall be surrendered to the Corporation, which shall issue new certificates for the same number of shares but without the endorsement required by Section 19. If this agreement is terminated by reason of paragraphs (4) or (5) of this Section 17, the Shareholders agree to enter into an agreement requiring each of them who desires to sell any of his/her shares in the public company or the surviving entity as the case may be, to offer his/her shares to the other Shareholders, pro rata, at the fair market value of such shares, before any transfer of such shares to any non-affiliated third party.

18. Each of the Shareholders represents to the Corporation that all of such Shareholder’s shares in the Corporation have been acquired for investment and not with a view to the sale or distribution thereof within the meaning of the Securities Act of 1933, as amended (the “Securities Act”); that he/she has no present intention of selling or otherwise disposing of any of such shares for his/her own account and no one else has or will have a beneficial ownership in any of such shares; and that he/she has been advised that the shares have not been registered with the Securities and Exchange Commission or any state securities commission and may not be offered, sold, or otherwise transferred except in compliance with the Securities Act. By his/her acceptance of a certificate evidencing shares of the Corporation, each Shareholder agrees that at no time shall any of the shares be transferred in the absence of (i) an effective registration statement under the Securities Act and applicable state securities laws with respect to such shares at such time, or (ii) an opinion of counsel in form and substance satisfactory to the Corporation and its counsel, to the effect that the proposed transfer at such time will not violate the Securities Act or applicable state securities laws.

19. All share certificates now or hereafter issued by the Corporation shall contain the following statement which shall be conspicuously printed or typed on the front or back of the certificate:

“The shares of stock represented by this Certificate are: (1) subject to the terms of the Agreement dated January 1, 2005, which provides, inter alia, for a restriction on the transfer of the shares, a copy of which may be obtained by the holder hereof without charge on written request to the Corporation; and (2) have not been registered under the federal or any applicable state securities acts and cannot be transferred without an opinion of counsel satisfactory to the Corporation’s legal counsel that such transfer will not violate any such securities laws.”

20. Any and all offers, acceptances, consents, waivers, and other notices required by this Agreement shall be deemed to be sent or delivered when personally delivered to the recipient or when mailed, by certified or registered mail with proper first class postage attached thereto, to the parties hereto — in the case of the Corporation at its registered office as shown in its Articles of Incorporation, and in the case of a Shareholder, at the Shareholder’s address appearing on the books of the Corporation or at such other address as may be designated by the Shareholder. Any notice required to be made within a stated period of time shall be considered timely mailed if deposited before midnight of the last day of the stated period.

21. Each Shareholder acknowledges and agrees that as a shareholder of the Corporation, he/she will obtain certain information about the Corporation, its business, prospects, results, plans, and other matters which the Corporation deems to be confidential.

For so long as a Shareholder owns his/her shares in the Corporation, and for a period of four (4) years thereafter, Shareholder shall not divulge any information obtained from the Corporation, its directors, officers or employees, which the Corporation treats as confidential. If a Shareholder is advised by his/her legal counsel that disclosure of any such information is required pursuant to legal process received by the Shareholder, he/she shall give prompt notice thereof to the Corporation and cooperate with the Corporation to obtain restrictions on the disclosure of such information before making disclosure pursuant to such process.

22. This Agreement supersedes any and all agreements among any of the Shareholders and/or the Corporation relating to the repurchase of the Corporation’s shares.

23. Each Shareholder hereby names and appoints the Corporation as his/her attorney-in-fact for the limited purpose of carrying out any obligation of Shareholder hereunder, including the execution and delivery of any documents necessary or desirable to effect a transfer of the Shareholder’s shares in the event the Shareholder, his/her successors or assigns is not at the closing. This power of attorney is coupled with an interest, is irrevocable, shall survive the death or disability of the Shareholder and shall continue for so long as this Agreement is in effect.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.

/s/ Charles C. Anderson	/s/ Joel R. Anderson
Charles C. Anderson	Joel R. Anderson

/s/ Charles C. Anderson, Jr.	/s/ Terry C. Anderson
Charles C. Anderson, Jr.	Terry C. Anderson

/s/ Clyde B. Anderson	/s/ Harold M. Anderson
Clyde B. Anderson	Harold M. Anderson